Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407 Israel

March 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Silynxcom Ltd. (CIK: 0001976443)
Registration Statement No. 333-285443 on Form F-3 (the “Registration Statement”) Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Silynxcom Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on March 7, 2025, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Silynxcom Ltd.

By:	/s/ Nir Klein
Name: Nir Klein Title: Chief Executive Officer